Adastra Holdings Announces New Director

LANGLEY, BC, May 16, 2022 - Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) (“Adastra” or the “Company”), a Health Canada Licensed cannabis company focused on processing, sales, organoleptic testing, and analytical testing, is pleased to announce the appointment of Smoke Wallin to the Company’s board of directors.

“We are extremely honoured and privileged to welcome Mr. Wallin to Adastra’s board of directors,” said Michael Forbes, CEO of Adastra. “Mr. Wallin is an accomplished leader and international business builder in the CPG, cannabis, health and wellness, food and beverage, distribution, hospitality and technology industries. Mr. Wallin is a seasoned executive and serial entrepreneur who has a wealth of knowledge in the cannabis industry. I am confident that he will be an important contributor to our Company’s long term success.”

Mr. Wallin added, “I’m excited to support Michael and the team at Adastra as they build on an already impressive set of production assets in the Canadian cannabis market, with an eye toward additional capabilities in some super innovative forward looking therapeutics including Psilocybin, Psilocin, MDMA, N, N-Dimethyltryptamine (DMT), 5- MeO-DMT, and LSD. I believe in their strategy and the team’s ability to execute their growth plan profitably, something quite rare in this rapidly growing market.”

Mr. Wallin is a highly accomplished CEO, entrepreneur, leader, board member and philanthropist with more than 25 years of success across the consumer products, beverage, cannabis, distribution and technology industries. He is a partner and Managing Director for STS Capital Partners; has frequently served as CEO for new and existing businesses; has been directly involved in $1.7 billion in mergers and acquisitions and financings; and has acquired, created, or sold 50+ brands and companies. He has been recognized with the Ernst & Young Entrepreneur of The Year award, and the Vanderbilt Business “Distinguished Alumni Award.” He was also named one of the 100 most influential leaders in the cannabis industry by High Times Magazine. Smoke earned an MBA from Vanderbilt University and a B.S. degree in Agricultural Economics from Cornell University’s Dyson School of Applied Economics at the Cornell SC Johnson College of Business.

About Adastra Holdings Ltd.

Founded in 2018 and formerly known as Phyto Extractions Inc., Adastra is a leading manufacturer and supplier of innovative ethnobotanical and cannabis science products designed for the adult-use and medical markets and forward-looking therapeutic applications. Adastra is recognized as a high-capacity processor and co-manufacturer throughout Canada. Adastra is known for its popular line of Phyto Extractions branded cannabis concentrate products available on shelves at over 1,400 adult-use retailers across the country. The Company also operates Adastra Labs, a 13,500 sq. ft. agricultural-scale Health Canada licensed facility located in Langley, BC, focused on extraction, distillation, and manufacturing of cannabis-derived products. Adastra has successfully taken steps in becoming a licensed cultivator, tester, extractor, and seller of controlled substances, including Psilocybin, Psilocin, MDMA, N, N-Dimethyltryptamine (DMT), 5- MeO-DMT, and LSD by applying for a Controlled Substances Dealer’s Licence, which is under review by Health Canada. Pending Health Canada approval, Adastra is poised to be a drug formulation and development leader in this emerging sector. In addition, with the recent acquisition of 1225140 B.C. Ltd., doing business as PerceiveMD, Adastra operates a multidisciplinary centre for medical cannabis and psychedelic therapies, working alongside doctors and healthcare professionals within the regulated environment to help create efficacious remedies that address the actual needs of patients. For more information, visit: www.adastraholdings.ca.

Forward-Looking Information

This news release includes forward-looking information within the meaning of Canadian securities legislation, concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward-looking information in this news release includes statements with respect to: (i) the Company’s long-term success; (ii) the Company building on production assets in the Canadian cannabis market and additional therapeutic areas including Psilocybin, Psilocin, MDMA, N, N-Dimethyltryptamine (DMT), 5- MeO-DMT, and LSD; and (iii) the Company’s execution of its growth plan. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) adverse market conditions; (ii) risks inherent in the cannabis extraction sector in general; (iii) changes in regulations surrounding cannabis as a controlled substance; and (iv) other factors beyond the control of the Company. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

For further information: Michael Forbes, CEO, Corporate Secretary & Director, P: (778) 715 5011, E: michael@adastraholdings.ca